EXHIBIT 14
SPECTRUM GROUP INTERNATIONAL, INC.
CODE OF ETHICS
FOR
SENIOR FINANCIAL AND OTHER
OFFICERS
(Effective as of May 8, 2009; Amended as of April 14, 2010)
I. Introduction
     The Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Spectrum Group International, Inc. (together with its reporting subsidiaries, the “Company”) hereby adopts this Code of Ethics for Senior Financial and Other Officers (this “Code of Ethics”), which is applicable to the Company’s Chief Executive Officer, Chief Financial Officer, Controller, Assistant Controller, General Counsel and heads of major divisions, together with such other officers as the Audit Committee may from to time designate (collectively, the “Covered Executives”). The Covered Executives hold an important and elevated role in corporate governance. They are uniquely positioned and empowered to ensure that the Company’s and its stockholders’ interests are appropriately balanced, protected and preserved. This Code of Ethics provides principles that the Covered Executives must adhere to and advocate and is intended to supplement any Company code of business conduct, which is also applicable to the above parties.
     Waivers of this Code of Ethics may be made only by the Board and will be promptly disclosed in accordance with applicable law or regulations approved by the Securities and Exchange Commission.
II. General Obligations
     In performing his or her duties, each of the Covered Executives agrees to:
•	Act honestly and ethically with regard to all conflicts of interest, avoid actual or apparent conflicts of interest between personal and professional business relationships, and refrain from using his or her position for personal gain or competing directly or indirectly with the Company.

•	Disclose to the Chairman of the Audit Committee, the Chief Executive Officer or a member of the Board, in advance, if possible, any material relationship or transaction that may present a conflict of interest.

•	If the Covered Executive is an executive officer of the Spectrum Group International, Inc., require full, fair, accurate, complete, objective, timely and understandable disclosures in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission or any other government agency or self-regulatory organization, and in other public communications made by the Company.

•	Require that all Company financial practices concerning accounting, internal accounting controls and auditing matters for which the Covered Executive is responsible meet the highest standards of professionalism, transparency and honesty.

•	Safeguard the confidentiality of non-public information about the Company and its customers acquired in the course of employment except when authorized or otherwise legally obligated to disclose such information. Confidential information obtained in the course of work will not be used for personal advantage.

•	Act in good faith, responsibly, and with due care, competence and diligence, and without knowingly misrepresenting material facts or allowing his or her better judgment to be subordinated.

•	Comply with all applicable rules and regulations of federal, state and local governments, the Securities and Exchange Commission and other appropriate private and public regulatory agencies.

•	Responsibly use and control assets and other resources employed or entrusted to his or her supervision.

•	Promptly report any known violation of this Code of Ethics to the Chairman of the Audit Committee.
III. Compliance with Laws and this Code of Ethics
     A. Procedures for Raising Concerns
     The Covered Executives are expected to comply with this Code of Ethics and to report any possible violation of this Code of Ethics by either (i) sending a letter or other writing to the Chairman of the Audit Committee or (ii) sending a letter or other writing to the Company’s principal executive offices to the attention of the Audit Committee.
     This Code of Ethics should not be construed to prohibit Covered Executives from testifying, participating or otherwise assisting in any state or federal administrative, judicial or legislative proceeding or investigation.
     B. Procedures for Investigating and Resolving Concerns
     Reports of possible violations of this Code of Ethics will be forwarded to the Audit Committee. The Audit Committee may, in its discretion, assume responsibility for evaluating any possible violation and directing or conducting any investigation or may delegate any portion of such responsibility to the Board, another committee of the Board, or another person or entity. If the Audit Committee chooses to assume responsibility for evaluating any possible violation or directing or conducting any investigation where the investigation concerns a possible violation by a member of the Audit Committee, the Audit Committee, not including that member, shall assume such responsibility. The Audit Committee shall have the authority to engage independent counsel and other advisers, as it deems necessary, to assist in its investigation and decision process.

     After conducting the investigation, the results will be evaluated and the Company shall authorize such response, follow-up and preventive actions, if any, as are deemed necessary and appropriate to address the substance of the reported possible violation. The Company reserves the right to take whatever action it believes appropriate, up to and including discharge of any employee determined to have engaged in improper conduct.
     The Company will not penalize or retaliate against any person or entity for reporting a possible violation in good faith. The Company will not tolerate retaliation against any person or entity for submitting, or for cooperating in the investigation of, a possible violation. Any retaliation will warrant disciplinary action against the person who wrongfully retaliates, up to and including termination of employment.
     C. Questions
     Questions regarding this policy may be directed to the Company’s General Counsel or the Chairman of the Audit Committee.

YOUR PERSONAL COMMITMENT
TO THE CODE OF ETHICS FOR SENIOR FINANCIAL AND OTHER
OFFICERS
I acknowledge that I have received and read the Spectrum Group International, Inc. Code of Ethics for Senior Financial and Other Officers, and understand my obligations as an employee to comply with such Code of Ethics.
I understand that the Company can, at its sole discretion, change, update, eliminate, or deviate from the guidelines in such Code of Ethics.
I understand that my agreement to comply with such Code of Ethics does not constitute or give rise to a contract of employment or a guarantee or promise of any kind.

Please sign here:	Date:

Please print your name and title:
This signed and completed form must be returned to the Human Resources Department.